Exhibit 99.2

Canaan Inc. Announces Plan to Implement ADS Ratio Change

SINGAPORE, November 10, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced that it plans to change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares from the current ratio of one ADS representing 15 Class A ordinary shares to a new ratio of one ADS representing 375 Class A ordinary shares (the “ADS Ratio Change”), effective on or about December 4, 2026, U.S. Eastern Time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a 1-for-25 reverse split of the ADSs. Upon the Effective Date, ADS holders will exchange every 25 existing ADSs for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to trade on the Nasdaq Capital Market under the ticker symbol “CAN.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders. The ADS Ratio Change is intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. It will have no impact on the Company’s underlying Class A ordinary shares or its business operations, financial conditions, and no ordinary shares will be issued or canceled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the trading price of the Company’s ADSs is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price following the ADS Ratio Change will equal or exceed 25 times the trading price prior to the change.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN) is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Media Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com